Exhibit 99.1

BTQ Technologies Appoints Dr. Ro Cammarota to Accelerate QCIM Product Development, Commercialization, and Global Partnerships

•	BTQ Technologies has appointed Dr. Ro Cammarota to its U.S. team to help accelerate the development, commercialization, and strategic partnerships for QCIM, the Company's post-quantum semiconductor platform.

•	Dr. Cammarota brings more than 20 years of experience in cryptography, privacy, and advanced chip design, including senior roles at Intel Labs, Qualcomm and the U.S. Department of Defense, where he led major research programs and hardware security initiatives.

•	His appointment will strengthen BTQ's QCIM roadmap across core IP, certification, industry partnerships, and go-to-market execution as the Company advances its post-quantum hardware platform toward broader commercial deployment.

VANCOUVER, BC , March 31, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global quantum technology company focused on securing mission-critical networks, is pleased to announce that Dr. Ro Cammarota is joining the Company's U.S. team to support the development, commercialization, and strategic partnership efforts for BTQ's post-quantum semiconductor product, QCIM.

Dr. Cammarota brings more than 20 years of experience spanning cryptography, privacy, semiconductor design, and advanced hardware architectures, including more than a decade in leadership roles at the forefront of cryptographic hardware innovation. With more than 4,000 academic citations, Dr. Cammarota will help strengthen BTQ's core intellectual property, advance QCIM's commercialization roadmap, support security and cryptographic certification efforts, and expand engagement with key industry stakeholders globally.

Prior to joining BTQ, Dr. Cammarota served as Senior Principal Engineer at Intel Labs, where he was Principal Investigator for the DARPA DPRIVE program focused on acceleration architectures for fully homomorphic encryption, Co-Principal Investigator for the Intel Private AI Collaborative Research Institute, and Co-Principal Investigator for the Intel Crypto Frontiers Research Institute. In these roles, he contributed to numerous patented inventions, fostered public-private collaboration, and helped identify commercial opportunities for emerging cryptographic technologies.

Prior to Intel, Dr. Cammarota was a Senior Staff R&D Hardware Engineer at Qualcomm, where he led the development of hardware acceleration architectures for AI processing and hardware security architectures for both commercial and government applications. He also worked closely with government, academic, and industry organizations, including the RISC-V Security Standing Committee, the Wi-Fi Alliance, and the Semiconductor Research Corporation. With extensive experience designing high-performance, high-security cryptographic cores, Dr. Cammarota also served on the steering committee for the U.S. Department of Defense's Trusted and Assured Microelectronics program.

"Ro is one of the leading minds in cryptographic hardware and advanced semiconductor security," said Olivier Roussy Newton, Chief Executive Officer of BTQ Technologies. "His technical depth, industry relationships, and experience advancing complex hardware programs from research to commercialization will be highly valuable as we continue to scale QCIM and strengthen BTQ's position across the post-quantum security landscape. We are excited to welcome him to the team as we advance the performance, security, and global reach of our hardware platform."

"BTQ is uniquely positioned at the intersection of post-quantum security and advanced semiconductor design, addressing what we believe will become a foundational requirement for next-generation systems and defining the future of secure computing. QCIM represents a differentiated, high-performance approach to accelerating cryptographic workloads, and I look forward to helping advance its development and drive broad commercial adoption. Drawing on my experience leading large-scale cryptographic hardware programs and global standardization efforts, I'm excited to help accelerate QCIM from innovation to real-world deployment."

Dr. Cammarota is also an Associate Researcher at the Donald Bren School of Information and Computer Sciences at the University of California, Irvine. He received his M.S. and Ph.D. in Computer Science from UC Irvine in 2013, where his research focused on performance optimization in integrated circuits using feature characterization techniques. He also holds an M.S. in Telecommunications Engineering from the University of Naples Federico II.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is advancing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 31-MAR-26